Exhibit 11 - Computation of Earnings Per Share


                                        FISCAL YEAR ENDED DECEMBER 31, 1998


BASIC
     Average shares outstanding .............       55,089.

     Net loss per share amount ..............       (10.16)

FULLY-DILUTED
     Average shares outstanding(a) ..........          n/a

------------
(a) Based on the net loss for the period, there was no dilutive effect.